Exhibit (a)(8)

                                                                         2004-04

[LOGO] NEWS RELEASE



                 HECLA ANNOUNCES PRELIMINARY RESULTS OF EXCHANGE
                            OFFER FOR PREFERRED STOCK

                              FOR IMMEDIATE RELEASE
                                February 23, 2004

         COEUR D'ALENE, IDAHO -- Hecla Mining Company (HL:NYSE) today announced the preliminary results of its offer to holders of its Series B Cumulative Convertible Preferred stock to exchange each of their preferred shares for 7.94 shares of Hecla common stock. The offer expired at 12:00 Midnight, New York City time, on February 20, 2004.
         Based on a preliminary count, approximately 274,000 shares were tendered and not withdrawn, of which approximately 3,500 were tendered pursuant to notices of guaranteed delivery. Hecla will accept all of the properly tendered shares. Delivery of shares of Hecla common stock in exchange for accepted shares will be made over the next few days by American Stock Transfer & Trust Company, the Exchange Agent.
         Hecla commenced the offer on January 9, 2004, at which time there were 464,777 shares of Series B Cumulative Convertible Preferred stock issued and outstanding. As a result of the completion of the exchange offer, Hecla expects to have approximately 191,000 shares of Series B Cumulative Convertible Preferred stock issued and outstanding as of the time immediately following issuance of the exchanged common shares. As a result of the exchange, the outstanding shares of common stock will increase from approximately 115 million to approximately 117 million. Based on the preliminary count, Hecla will be required to take a one-time noncash dividend charge against earnings in the first quarter in the amount of approximately $9.6 million as a result of the tender offer. Accounting principles require the disclosure and presentation on the income statement of the fair market value of the additional shares exchanged



       6500 N Mineral Drive, Suite 200 * Coeur d'Alene, Idaho 83815-9408
                       * 208/769-4100 * FAX 208/769-7612


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above the original exchange ratio of 3.2 shares of common stock for each share of Preferred B stock. This dividend is noncash and does not impact the total equity on the company's balance sheet.
                  Hecla Mining Company, headquartered in Coeur d'Alene, Idaho, mines and processes silver and gold in the United States, Venezuela and Mexico. A 113-year-old company, Hecla has long been well known in the mining world and financial markets as a quality silver and gold producer. Hecla's common and preferred shares are traded on the New York Stock Exchange under the symbols HL and HL-PrB.

    Contact: Vicki Veltkamp, vice president - investor and public relations,
                                  208/769-4144


             Hecla's Home Page can be accessed on the Internet at:
                          http://www.hecla-mining.com




















       6500 N Mineral Drive, Suite 200 * Coeur d'Alene, Idaho 83815-9408
                       * 208/769-4100 * FAX 208/769-7612